1775 I Street, N.W. Washington, DC 20006-2401
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

SANDER M. BIEBER

sander.bieber@dechert.com
+1 (202) 261-3308 Direct
+1 (202) 261-3008 Fax

January 23, 2009

Mr. Christian Sandoe

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Aberdeen Asia-Pacific Income Fund, Inc. (the “Fund”)

SEC File No. 811-04611

Dear Mr. Sandoe:

This letter responds to comments that you provided to Victoria M. Szybillo of Dechert LLP in a telephonic discussion on January 9, 2009, and in subsequent conversations with Mr. Bieber, Ms. Szybillo and Mr. David M. Geffen, also of Dechert LLP, with respect to the Fund’s preliminary proxy statement filed on January 2, 2009 (“Preliminary Proxy Statement”).

A summary of each Staff comment and the Fund’s related response to each comment are set forth below.

Comment 1: The Staff inquired about the status of Fund directors with expiring terms, who are nominated for re-election, if the Fund failed to obtain a quorum to hold the scheduled Stockholder Meeting before the directors’ respective terms expired.

Response: The Fund is a Maryland corporation. Section 2-405(a) of the Maryland General Corporation Law provides that, if directors are not elected at the designated time, the directors remain in office and are deemed to be “holding over” and “shall continue to manage the business and affairs of the corporation until their successors are elected and qualify”.

For this reason, the proxy statement upon which the Staff commented contains the emphasized language in the meeting notice: “To elect three Directors to serve as Class III Directors for three-year terms and until their successors are duly elected and qualify”. Similarly, the description of this proposal in the descriptive portion of the proxy statement states: “[The nominees are nominated] to serve as Class III Directors for three-year terms, to expire at the Annual Meeting of Stockholders to be held in 2012, and until their successors are duly elected and qualify.”

14809365.6

US    Austin    Boston    Charlotte    Hartford    New York    Newport Beach    Philadelphia    Princeton    San Francisco    Silicon Valley    Washington DC

EUROPE    Brussels    London    Luxembourg    Munich    Paris    ASIA    Beijing     Hong Kong

Mr. Christian Sandoe January 23, 2009 Page 2

In sum, if the Fund fails to obtain a quorum to hold the scheduled Stockholder Meeting before the directors’ respective terms expire, those directors hold over until a quorum is obtained and the directors are duly (re)elected.

Comment 2: The Staff suggests that, in June 2008, the Fund, acting through its Board of Directors, including all of the Fund’s non-interested directors, and the Fund’s manager effected a material amendment of the Fund’s management agreement (“Agreement”) with Aberdeen Asset Management Asia Limited (“Manager”) without obtaining stockholder approval. The Staff suggests: (i) the Fund should obtain stockholder approval of the portion of the Agreement that the Staff deems to have been a material amendment; (ii) the Manager should reimburse the Fund for approximately more than one million dollars in fees otherwise paid by the Fund in accord with that material amendment; and (iii) until such stockholder approval is obtained, the Fund should not pay the Manager the fees specified in the portion of the Agreement that the Staff considers to have been a material amendment.

Response:

Summary.

(i) The Fund will obtain stockholder approval of the amended and restated Agreement, as well as the amended and restated Investment Advisory Agreement (together, “Agreements”) and also ratify the prior modification of the Agreements. The Preliminary Proxy Statement will be amended to reflect the approval of the Agreements; (ii) the Manager will place the fees paid by the Fund, with effect from April 22, 2008, into an escrow account; and (iii) the Manager will continue to pay such fees into the escrow account until stockholder approval is obtained. The rationale for this approach is set forth below.

The changes (“Changes”) to the Agreement, which occurred at a June 11, 2008 Board meeting, were not a material amendment to the Agreement but, rather, merely removed a possible ambiguity concerning how compensation to the Manager is calculated. The total assets of the Fund managed by the Manager remained the same; the Manager’s responsibility with regard to the investment and management of the Fund’s total assets remained the same; the fee payable by the Fund to the Manager to provide management services with respect to the Fund’s total assets remained the same; the amount of leverage used by the Fund remained the same – the only difference was the change of one form of leverage (auction market preferred stock) for another form of leverage (bank borrowings). Because there was no material change to the services provided by the Manager and the fees paid to the Manager for those services, stockholder approval was not required to give effect to the Changes to the Agreement.

Nevertheless, to avoid confusion that could arise among stockholders from the terms “ratify” and “ratification”, the Fund will revise the proxy statement to clarify that stockholders’ “approval” as well as ratification is sought for the Changes to the Agreement and for payment to the Manager of the fees for the period immediately following the redemption of the Fund’s AMPS (as defined below).

Mr. Christian Sandoe January 23, 2009 Page 3

The history of the Changes and the rationale for these conclusions are discussed below.

Background Facts. In April and May 2008, the Fund became one of the first closed-end registered investment companies to resolve illiquidity problems in the credit markets affecting the roll-over by holders of its Auction Market Preferred Stock (“AMPS”). The Fund redeemed all its outstanding AMPS using funds from bank borrowings representing an aggregate principal amount of six hundred million dollars ($600,000,000).

When the AMPS were redeemed and until June 11, 2008, the Agreement stated the following concerning the calculation of the Manager’s compensation.

The Fund will pay the Investment Manager a fee at the annual rate of 0.65% of the Fund’s average weekly net assets applicable to shares of common stock and shares of preferred stock up to $200 million, 0.60% of such assets between $200 million and $500 million, 0.55% of such assets between $500 and $900 million, 0.50% of such assets between $900 million and $1,750 million and 0.45% of such assets in excess of $1,750 million, computed based upon net asset value applicable to shares of common stock and shares of preferred stock at the end of each week and payable at the end of each calendar month.

Prior to the June 11, 2008 Board meeting, Dechert LLP, counsel to the Fund and the Manager, discussed the proper interpretation of this language with counsel to the non-interested directors of the Fund, Willkie Farr & Gallagher LLP. Dechert LLP advised the Board that a court applying New York law, which governs the Agreement, would agree that the Agreement could be reformed to remove potential ambiguity from the Agreement such that it reflected more accurately the intention of the parties.1

At the June 11, 2008 Board meeting, Dechert LLP provided the Board a memorandum that highlighted the following points.

[1]

As a matter of New York law, reformation of a contract does not create a new contract; rather, reformation is used to restate the intended terms of an agreement when the writing that memorializes that agreement is at variance with the intent of both parties. We assume that the Staff does not question the Fund’s interpretation of New York law, and that the Staff’s comment solely concerns whether, under Section 15(a) of the 1940 Act, the Changes to the Agreement amounted to a material amendment. See, e.g., Trusteed Funds, Inc., Inv. Co. Act Rel. No. 1904 (Sept. 16, 1953).

Mr. Christian Sandoe January 23, 2009 Page 4

•

The Agreement’s existing language – “net asset value applicable to shares of common stock and shares of preferred stock” – contains terms that are not defined within the Agreement and, therefore, should be changed to describe more accurately the compensation that the parties intend for the Fund to pay the Manager.

•

In particular, while “net asset value applicable to shares of common stock and shares of preferred stock” is unambiguous, a potential ambiguity arises concerning the meaning of that quoted phrase when a fund has assets arising from bank borrowings and related liabilities to those banks.[2]

•

As a matter of contractual interpretation, what matters is the mutual intention of the Fund and the Manager, which is and always has been that the Manager should be paid for managing all of the assets of the Fund, including those obtained through leverage from whatever source.

•

Notably, in 2000-2001, the Manager proposed several changes to the Fund’s investment policies, including broadening the Fund’s ability to borrow. At the Board’s request, the Manager provided the Board with a written report on the proposed investment policy amendments. In discussing the risks involved in the Fund’s use of leverage, the report noted that, because the management fee is calculated on the basis of total managed assets, the fee would increase to the extent leverage was used for investment purposes.

•

Thereafter, the Board proposed to Fund stockholders, and the stockholders approved at their 2001 annual meeting, amendments to the Fund’s investment limitations, including broadening the Fund’s borrowing authority to permit the Fund to issue preferred shares and to borrow money to the extent permitted under the 1940 Act. The proxy statement submitted to stockholders contained portions of the Board report, which contained the following disclosure: “Because the fee paid to the [Manager] is calculated on the basis of total managed assets, the fee will be higher when leverage is utilized, giving the [Manager] an incentive to utilize leverage.”

[2]

The financial statement interpretation would be to exclude (“net out”) the assets arising from the bank borrowings and the bank liabilities. However, that interpretation is not necessarily controlling for purposes of interpreting the Agreement. Alternatively, including the net asset value “attributable to shares of preferred stock” in the asset base for which the Manager earns fees indicates an intent to include capital from all sources in that asset base, even if these other sources, like the preferred shares, are the economic equivalent of borrowings. Under this alternative, the proper interpretation is to include the assets arising from the bank borrowings, but to ignore the bank liabilities.

Mr. Christian Sandoe January 23, 2009 Page 5

At the June 11, 2008 Board meeting, the Board, including all of the non-interested directors, with advice of independent counsel Willkie Farr & Gallagher LLP, and the Manager agreed that it always had been the intent of all parties that the fee calculation was to be based on all of the Fund’s assets to which the Manager provides investment management services, and that the reformed Agreement reflected this intention more clearly than the original formulation. Therefore, the Board approved the restatement and reformation of the Agreement (i.e., the Changes). The specific contractual language (marked to show changes) approved by the Board is as follows:

The Fund will pay the Investment Manager a fee at the annual rate of 0.65% of the Fund’s average weekly ~~net assets~~Managed Assets ~~applicable to shares of common stock and shares of preferred stock~~ up to $200 million, 0.60% of such assets between $200 million and $500 million, 0.55% of such assets between $500 and $900 million, 0.50% of such assets between $900 million and $1,750 million and 0.45% of such assets in excess of $1,750 million.~~, computed based upon net asset value, applicable to shares of common stock and shares of preferred stock~~ For purposes of this calculation, “Managed Assets” of the Fund shall mean total assets of the Fund, including the proceeds of any form of investment leverage, minus all accrued expenses incurred in the normal course of operations, but not excluding any liabilities or obligations attributable to investment leverage obtained through (i) indebtedness of any type (including, without limitation, borrowing through a credit facility or the issuance of debt securities), (ii) the issuance of preferred stock or other similar preference securities (including without limitation the liquidation value of any such stock or securities), (iii) the reinvestment of collateral received for securities loaned in accordance with the Fund’s investment objectives and policies, and/or (iv) any other means. Such compensation shall be determined at the end of each week and payable at the end of each calendar month.

The Board required that the fee calculation be fully disclosed to stockholders in subsequent stockholder reports,3 and conditioned their approval on stockholder ratification of the change at the 2009 annual meeting.

No Material Amendment. Section 15(a) of the 1940 Act makes it unlawful for a person to act as investment adviser to a registered investment company, except pursuant to a written contract which has been approved by the vote of a majority of the outstanding shares of the investment company. Any material change to an existing advisory contract creates a new advisory contract that must be approved in accordance with Section 15(a).

[3]

The Fund’s next semi-annual report, sent to stockholders within three weeks after the June 11, 2008 Board meeting, described the Changes to the Agreement. The Fund has not received any adverse stockholder communication.

Mr. Christian Sandoe January 23, 2009 Page 6

Under the federal securities laws, information is generally defined as “material” “if there is a substantial likelihood that a reasonable stockholder would consider it important”4 or if there is a substantial likelihood that a reasonable investor would consider the information as significantly altering the total mix of information made available.5

The Fund redeemed all its outstanding AMPS using funds derived from bank borrowings representing an aggregate principal amount of six hundred million dollars ($600,000,000). At that time, the Fund’s other assets were equal to approximately 1.8 billion dollars ($1,800,000,000).

When the AMPS were redeemed and continuing until June 11, 2008, the potential ambiguity in the Agreement was the interpretation accorded to the liability of six hundred million dollars from the bank borrowings under the phrase “net assets attributable to common stock.”

We respectfully submit, for the following reasons, that a stockholder could not reasonably have concluded that the six hundred million dollars in assets from the bank borrowings would be excluded (“netted out”) from the phrase “net assets attributable to common stock”:

•

The Manager was not under a legal obligation to redeem the AMPS. The Manager has a contractual obligation to manage all of the Fund’s investments, without regard to their source. It would be unreasonable for a stockholder to conclude that the Manager, lacking any legal compulsion, would willingly forego one-quarter of its compensation, amounting to several million dollars a year, without a commensurate reduction in the Manager’s responsibilities.

•

In connection with the Fund’s 2001 changes to its investment limitations, the proxy statement submitted to stockholders contained portions of a Board report, which contained the following disclosure: “Because the fee paid to the [Manager] is calculated on the basis of total managed assets, the fee will be higher when leverage is utilized, giving the [Manager] an incentive to utilize leverage.”

In light of the foregoing, a reasonable stockholder would not have construed the ambiguity that existed in the Agreement after the AMPS were redeemed (with respect to the six hundred million dollars in assets from the bank borrowings) as signifying a windfall reduction in the fees the Fund would pay the Manager. This conclusion is supported by the fact that, while auction market securities were receiving significant press attention across the industry throughout 2008, no

[4]	See TSC Industries, Inc. v. Northway, Inc., 426 U.S. 438, 449 (1976).
[5]	See Basic, Inc. v. Levinson, 485 U.S. 224, 231-232 (1988).

Mr. Christian Sandoe January 23, 2009 Page 7

article or news story ever appeared indicating that a fund manager, in resolving the illiquidity problem for a fund’s auction market securities holders, also produced a windfall reduction in the fund’s management fee charged. A reasonable stockholder would assume that the Fund’s Manager should be compensated the same amount for managing approximately 2.4 billion dollars ($2,400,000,000) of Fund assets regardless of whether the source of approximately one-third of those assets was the result of preferred shares issued or bank borrowings.

A reasonable stockholder would not have deemed the Changes to the Agreement as important because the Changes were in accord with reasonable expectations that the Manager would continue to be paid on a managed-assets basis. That is, the contractual language changed, but reasonable stockholders would have attached no importance to the change. For the same reasons, the total mix of information about how the Manager was compensated was not significantly altered in the eyes of a reasonable investor.

In short, the Changes to the Agreement comported perfectly with reasonable expectations and, therefore, could not constitute a material amendment of the Agreement for purposes of Section 15(a) of the 1940 Act.6

Finally, we recognize that the terms “ratify” and “ratification” may not be self-evident to some stockholders. To avoid the possibility of confusion that could arise among stockholders from these terms, the Fund will revise the proxy statement such that it is clear that stockholders’ “approval” as well as ratification is sought for the Changes to the Agreement effective June 11, 2008 and, using the same methodology, for payment to the Manager of the fees for the period immediately following the redemption of the Fund’s AMPS until June 11, 2008. Furthermore, as noted above, we will seek stockholder approval of the amended and restated Agreements in addition to ratification and approval of the prior Changes to the Agreements.

[6]

The Staff seems to concede that the Changes matched a reasonable investor’s expectations. Further, we believe the facts and the Staff’s response in Gartmore Mutual Funds (pub. avail. Mar. 19, 2004) are helpful in analyzing the present case. In Gartmore, the Staff indicated that stockholder approval was not required to amend a fund fee structure in the advisory agreement from a pure asset-based fee to a smaller base fee plus a fulcrum fee. The Staff’s conclusion was based on representations from the adviser, including that: (i) the amendments would be made following Section 15(a), other than the stockholder-approval requirement, (ii) the combined rate of the new fee arrangement would not exceed the existing fee arrangement’s rate; and (iii) notice would be provided to stockholders and prospective stockholders.

The Gartmore conditions are satisfied in the present case. Most important, as in Gartmore, the fee arrangement, after giving effect to the Changes to the Agreement, did not result in a fee increase. Therefore, to require stockholder consent in the present case appears to further neither the purpose of Section 15(a) nor, more generally, investor protection.

Mr. Christian Sandoe January 23, 2009 Page 8

Comment 3: Please clarify the relationship among the Fund, the Fund’s Manager, and the Fund’s proposed sub-adviser, Aberdeen Asset Management Investment Services Limited (“AAMISL”).

Response: Since 2004, the Fund has been managed by Aberdeen Asset Management Asia Limited, a Singapore corporation. In providing investment management services to the Fund under a management agreement dated as of March 8, 2004, the Manager, pursuant to a Memorandum of Understanding (“MOU”), utilizes the services of certain persons located in London at unregistered investment advisers of the Aberdeen Group (“London Employees”). Under the MOU, the Manager supervises the services provided by the London Employees as they relate to the Fund.

Until 2005, the Aberdeen Group did not have a US-registered investment adviser located in London. In December 2005, AAMISL, a US-registered investment adviser located in London, was acquired by Aberdeen Asset Management PLC. By approving the Sub-Advisory Agreement among the Fund, Aberdeen Asset Management Asia Limited, and AAMISL, the services provided to the Fund by the London Employees, pursuant to the MOU, will be subject to the terms of a Section 15 sub-advisory agreement, with all of its inherent investor protection, and the oversight of AAMISL’s Chief Compliance Officer. While the personnel, facilities, and resources currently provided in London will remain virtually the same, the engagement and proximity of AAMISL will provide for the efficient oversight of such services. Therefore, the Fund’s stockholders are being asked to approve the Sub-Advisory Agreement among the Fund, Aberdeen Asset Management Asia Limited and Aberdeen Asset Management Investment Services Limited.

*    *    *

We believe that the foregoing is responsive to the Staff’s comments. Please contact the undersigned at (202) 261-3308 if you wish to discuss this correspondence further.

Sincerely yours,

/s/ Sander M. Bieber
Sander M. Bieber

SMB